UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                             Southern Union Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    844030106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 28, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 2 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,751,966
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   8,751,966
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,751,966
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 3 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,751,966
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   8,751,966
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,751,966
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 4 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,751,966
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   8,751,966
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,751,966
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 5 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,751,966
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   8,751,966
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,751,966
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 6 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  8,751,966
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   8,751,966
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,751,966
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.1%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 7 of 9 Pages
----------------------------                        ----------------------------

     This Amendment No. 10 is filed with respect to the shares of the common stock, par value $1.00 per share (the "Common Stock"), of Southern Union Company, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of July 29, 2009 and amends and supplements the Schedule 13D filed on June 26, 2006, as heretofor amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.     IDENTITY AND BACKGROUND

     Paragraph (a) of Item 2 is hereby amended by deleting Nick Graziano, who is no longer a reporting person for purposes of this Schedule 13D as he is no longer affiliated with SAMC, and by deleting Castlerigg Global Select Fund, Limited, CGS, Ltd., and Castlerigg GS Holdings, Ltd. (collectively with Mr. Graziano, the "Former Reporting Persons"). These entities are no longer reporting persons for purposes of this Schedule 13D as a result of the merger of CGS, Ltd. into Castlerigg Master Investments.

     Paragraphs (b), (c) and (f) are hereby amended by deleting any references to all Former Reporting Persons that appear therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in the entirety as follows:

(a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell (collectively, the "Reporting Persons") may be deemed to beneficially own the 8,751,966 shares of Common Stock held by Castlerigg Master Investments, representing approximately 7.1% of the outstanding shares of Common Stock, and such parties may be deemed to be a "group" with respect to such shares of Common Stock. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock which such person does not own. The percentages used herein are based upon the 124,047,270 shares of Common Stock reported to be outstanding as of May 1, 2009 by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 2009.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 8,751,966 shares of Common Stock held by Castlerigg Master Investments.

(c) Information concerning transactions in the shares of Common Stock that were effected by the Reporting Persons during the past sixty days is set forth on Appendix I.

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 8 of 9 Pages
----------------------------                        ----------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: July 30, 2009

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

----------------------------                        ----------------------------
CUSIP No.  844030106            SCHEDULE 13D/A      Page 9 of 9 Pages
----------------------------                        ----------------------------

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All market transactions were effected on the New York Stock Exchange)

Castlerigg Master Investments

------------------------ ---------------------- --------------------------------
Date of Transaction      Amount of Securities
                         Bought/ (Sold)            Price per share or unit
------------------------ ---------------------- --------------------------------
06/17/09                     (300,000)                   17.31
------------------------ ---------------------- --------------------------------
06/17/09                     (150,000)                   17.32
------------------------ ---------------------- --------------------------------
06/17/09                      (50,000)                   17.27
------------------------ ---------------------- --------------------------------
06/18/09                     (350,000)                   17.22
------------------------ ---------------------- --------------------------------
06/18/09                      (82,600)                   17.19
------------------------ ---------------------- --------------------------------
06/25/09                     (200,000)                   17.37
------------------------ ---------------------- --------------------------------
07/21/09                      (15,000)                   18.88
------------------------ ---------------------- --------------------------------
07/21/09                      (75,000)                   18.93
------------------------ ---------------------- --------------------------------
07/28/09                     (362,240)                   19.61
------------------------ ---------------------- --------------------------------
07/29/09                     (300,000)                   19.15
------------------------ ---------------------- --------------------------------